UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009711

March 1, 2004

Gary D. Gerstman
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 S. Dearborn Street
Chicago, IL 60603

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/1/2004

Re: Saks Incorporated
Incoming letter dated February 3, 2004

Dear Mr. Gerstman:

This is in response to your letter dated February 3, 2004 concerning the shareholder proposal submitted to Saks by Aaron Merle Epstein. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 09 2004
THOMSON
FINANCIAL

Enclosures

cc: Aaron Merle Epstein
13455 Ventura Blvd., #209
Sherman Oaks, CA 91423-6122

812900

SIDLEY AUSTIN BROWN & WOOD LLP

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February 3, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Saks Incorporated Shareholder Proposal

Ladies and Gentlemen:

Saks Incorporated, a Tennessee corporation (the "Company"), has received a letter from Aaron Merle Epstein (the "Proponent") requesting, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, that the Company include a proposal (the "Proposal") in the Company's proxy statement and form of proxy for its 2004 Annual Meeting of Shareholders (the "Company Proxy").

A copy of the Proponent's letter, including the Proposal, is enclosed herewith as Exhibit A. Five additional copies of this letter, including all exhibits, are enclosed herewith.

On behalf of the Company, we hereby notify you and the Proponent (by copy hereof) of the Company's intention to omit the Proposal from the Company Proxy for the reasons hereinafter set forth. The Company respectfully requests the advice of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal pursuant to Rule 14a-8(i)(12)(ii).

I. Background

A. The Proposal

The Proposal consists of a series of recitals regarding foreign labor standards, the public's attitude regarding the same and certain actions that the Company should take to improve the labor standards of its and its foreign vendors' workers. The recitals are followed by the following resolution:

Resolved: Request the Board of Directors to:

1. Amend our company's supplier code and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards,
2. Establish an independent monitoring process that assesses adherence to these standards and,
3. Report annually on adherence to the amended code through an independent and transparent process, the first such report to be completed by January 2005.

The Proposal then contains a supporting statement that sets forth certain International Labor Organization ("ILO") standards related to the rights of workers to organize into trade unions, non-discrimination in employment and no use of forced, prison or child labor.

The full text of the Proposal is set forth in the letter from the Proponent attached hereto as Exhibit A.

B. The 2003 Proposal

In 2003, the Proponent submitted a proposal (the "2003 Proposal") nearly identical to the Proposal. The 2003 Proposal is enclosed herewith as Exhibit B. The 2003 Proposal consists of a series of recitals that, with the exception of a few minor wording changes, are identical to those contained in the Proposal. The recitals are then followed by the following resolution:

Resolved: Request the Board of Directors to:

1. Amend the SAKS INC. Buying Policy and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards,
2. Establish an independent monitoring process that assesses adherence to these conventions and,
3. Report annually on adherence to the amended Policy through an independent and transparent process, the first such report to be completed by January 2004.

The 2003 Proposal contains a supporting statement that is identical to the supporting statement contained in the Proposal.

The 2003 Proposal received 5.3% of the votes cast on the matter (calculated in accordance with Staff Legal Bulletin No. 14).

C. The 2000 Proposal

In 2000, the Proponent submitted a proposal (the "2000 Proposal") dealing with substantially the same subject matter as the Proposal and the 2003 Proposal. The 2000 Proposal is enclosed herewith as Exhibit C. The 2000 Proposal consists of a series of recitals similar to those contained in the Proposal and the 2003 Proposal (i.e., recitals regarding foreign labor standards, the public's attitude regarding the same and certain actions that the Company should take to improve the labor standards of its and its foreign vendors' workers). The recitals are then followed by the following resolution:

> Resolved: Shareholders request the Board of Directors to prepare a report at reasonable expense on its Vendor Standards and compliance mechanism for its vendors, subcontractors and buying agents in the countries where it sources. A summary of the results should be reported to shareholders by October, 2000.

The 2000 Proposal then contains a supporting statement expressing the importance of independent monitoring of enforcement of company codes.

The 2000 Proposal received 3.2% of the votes cast on the matter.

II. Application of Rule 14a-8(i)(12)(ii)

Rule 14a-8(i)(12)(ii) permits the exclusion of shareholder proposals dealing with "substantially the same subject matter" as a prior proposal submitted to security holders if the proposal was submitted at two meetings during the preceding five calendar years and received at the time of its second submission less than 6% of the total number of votes cast. The Proposal may properly be omitted from the Company Proxy pursuant to Rule 14a-8(i)(12)(ii) because the Proposal deals with substantially the same subject matter as the 2003 Proposal and the 2000 Proposal, and the 2003 Proposal received 5.3% of the votes cast on the matter, not the 6% required to preclude the Company from excluding the Proposal from the Company Proxy.

A. Comparison of Proposals

The Proposal and the 2003 Proposal are nearly identical and contain only a few minor wording differences and, therefore, they deal with substantially the same subject matter.

Although the precise corporate actions specified in the Proposal and the 2000 Proposal are different, the subject matters of the Proposal and the 2000 Proposal are substantially the same; namely, the Company's implementation and monitoring of standards for foreign vendors to ensure that they do not utilize questionable labor practices or violate labor rights. Indeed, the recitals to the 2000 Proposal state that "our company should take effective action to ensure it does not do business with suppliers who manufacture items for sale using forced labor, convict labor, or illegal child labor, or who fail to satisfy all applicable standards and laws protecting their employee's wages, benefits, working conditions, freedom of association and other rights." This is precisely the subject of the ILO standards (i.e., protection of workers' rights to form unions and bans on forced, prison and child labor) that the Proposal seeks to have implemented.

B. Rule 14a-8(i)(12) Background and Prior No-Action Letters

"Substantially the same subject matter," as that phrase is used in Rule 14a-8(i)(12), does not mean that the prior proposals and the Proposal must be exactly the same. In announcing the current version of Rule 14a-8(i)(12) in 1983 (Release No. 34-20091), the Commission stated the following:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than specific language or actions proposed to deal with those concerns.

Accordingly, Rule 14a-8(i)(12) is intended to give shareholders a fair opportunity to address matters of legitimate, common concern, but to draw the line in a rational manner on those matters previously considered by shareholders. This prevents the waste of corporate resources and constant refocusing upon matters already addressed. In this case, the Company's shareholders have had an opportunity to address the issue of the Company's implementation and monitoring of workplace standards on its and its foreign suppliers workers' labor standards and have spoken.

The Staff's no-action letter in Dillard's, Inc. (March 22, 2002) (the "Dillard's Letter") is directly on point and virtually identical to the facts relating to the Proposal. Dillard's received an initial proposal similar to the 2000 Proposal requesting that the company prepare a report describing its actions to ensure that it did not do business with foreign suppliers who use questionable labor practices and who violate their workers' labor rights. In a subsequent year, Dillard's received a new proposal similar to the Proposal requesting that it implement a code of corporate conduct based on certain ILO human rights standards with respect to its foreign suppliers and commit to independent monitoring of compliance with these standards. The Staff agreed that the subsequent proposal could be excluded under Rule 14a-8(i)(12) because the two proposals, despite containing differences in specific language and the proposed corporate action, dealt with substantially the same subject matter. In reaching its conclusion, the Staff was not persuaded by the proponent's arguments in the Dillard's Letter that the proposals were distinguishable because (i) the subsequent proposal required the implementation of detailed, specific ILO standards whereas the initial proposal was non-specific (i.e., preparation of a report) and (ii) the subsequent proposal required the implementation of independent monitoring to ensure compliance with the ILO standards whereas the initial proposal contained no such requirement. With respect to the determination of whether two proposals deal with substantially the same subject matter, the facts in the Dillard's Letter are indistinguishable from the facts relating to the Proposal.

The Staff's decision in the Dillard's Letter is consistent with its position in other no-action letters that, notwithstanding differences in specific language or corporate action proposed, repeat proposals relating to the same substantive subject matter may be excluded. See, e.g.,

Eastman Chemical Company (February 28, 1997) (proposal seeking report on legal issues related to supply of raw material products to tobacco companies deals with substantially the same subject matter as prior proposal requesting divestiture of product line); Great Lakes Chemical Corporation (February 22, 1996) (proposal requesting a report on various aspects of methyl bromide production, including management studies, risk-benefit analysis, and related litigation, deals with substantially the same subject matter as prior proposals seeking cessation of methyl bromide production); Gannett Co., Inc. (February 12, 1996) (proposals seeking policies to curtail and counter impact of tobacco advertising deal with substantially the same subject matter as prior proposals requesting research and reports on tobacco advertising); Bristol-Myers Squibb Company (February 6, 1996) (proposal seeking educational efforts to inform women of possible abortifacient action of company products deals with substantially the same subject matter as prior proposal requesting that the company refrain from giving charitable contributions to organizations that perform abortions); Kennametal, Inc. (August 24, 1992) (proposal to refrain from new or expanded investment in South Africa and to issue a report on South African operations were substantially similar to a prior proposal to divest South African operations and terminate all economic ties with South Africa). Because the Staff has consistently agreed with the exclusion of repeat proposals having similar substantive concerns and aims, notwithstanding differences in specific language or corporate action proposed, the Proposal may be excluded pursuant to Rule 14a-8(i)(12)(ii).

III. Conclusion

Based on the foregoing, the Company respectfully requests your advice that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the Company Proxy.

If you have any questions with respect to this matter, please contact the undersigned at 312-853-2060.

Very truly yours,

Gary Gerstman

Gary D. Gerstman

cc: Charles J. Hansen, Saks Incorporated

EXHIBIT A

See attached.

AARON MERLE EPSTEIN
13455 Ventura Blvd., #209
Sherman Oaks, California 91423-6122
Voice (818)981-7094–Fax (818)506-0663
Internet: aaronep@pacbell.net

December 6, 2003

Mr. R. Brad Martin
Chairman, C.E.O.
SAKS INC.
750 Lakeshore Parkway
Birmingham, AL 35211

via AIRBORNE DELIVERY

Dear Mr. Martin:

I am owner of common shares in SAKS Corporation.. My taxpayer id# is 572-34-7563. I am writing you to notify you that I am filing the enclosed shareholder resolution which I submit to be presented to the shareholders at your next annual meeting. This proxy statement is in accordance with rule 12a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. Ownership of my shares will continue through the date of SAKS Corporation annual meeting of shareholders in 2004 I have held my shares for more than one year.

Investors are increasingly concerned about the social responsibility of the companies in which we invest. We are concerned about use of forced labor, convict labor, or illegal child labor in manufacture of goods that are sold in our stores. We are also seriously concerned about conditions of international and domestic workers in sweatshops and contract suppliers.

I plan to either be in attendance at the next shareholders meeting or vote by proxy for the meeting.

It is my hope that all parties may work together to further a just response to these concerns.

Sincerely,

Aaron M. Epstein

Aaron M. Epstein

Cc: Rev. David Schilling, Interfaith Center Corporate Responsibility
Mr. Charles J. Hansen, SAKS Inc.
Professor Paul Neuhauser, Attorney at Law

SAKS INC.
VENDOR STANDARDS RESOLUTION--2004

Whereas: Consumers and shareholders continue to be seriously concerned about whether abusive working conditions and absence of a living wage exist in facilities where the products they buy are produced or assembled.

Three-quarters of the US consumers surveyed would avoid shopping at a retailer that they knew sold garments made in sweatshops. An overwhelming 86% of those surveyed would pay a 5% mark-up to ensure decent working conditions. ("The Consumer and Sweatshops," Marymount University Survey, November 1999)

Students have persuaded their universities to adopt codes requiring that clothing sold in university stores is made under humane conditions. (*Business Week*, 5/3/99)

Nearly half the global workforce involved in producing textiles, garments and shoes are women and wage inequalities are their universal lot. (International Labor Organization, 10/16/00)

Our company purchased goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices-- 1999")

Reports that suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash. Our company should demonstrate enforcement of its standards by developing independent monitoring programs with local, respected and independent religious, human rights and labor groups. To be credible, the process of monitoring and verification must be transparent, with the contents of compliance reports made public.

To improve the quality of life of workers who make its products, our company should implement ongoing wage adjustments, ensuring that workers have a sustainable living wage.

And rather than terminating contracts our company should establish incentives to encourage its suppliers and vendors to raise labor standards.

Resolved: Request the Board of Directors to:

1. Amend our company's supplier code and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards,
2. Establish an independent monitoring process that assesses adherence to these standards and,
3. Report annually on adherence to the amended code through an independent and transparent process, the first such report to be completed by January 2005.

Supporting Statement

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98).
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).
5. There shall be no use of child labor. (ILO Convention 138 and 182).

EXHIBIT B

See attached.

2003

PROPOSAL BY A SHAREHOLDER CONCERNING VENDOR STANDARDS
(Item No. 6)

Aaron Merle Epstein, 13455 Ventura Boulevard, #209, Sherman Oaks, California 91423-6122, owner of 211 shares of the Company's Common Stock, submitted the following proposal, which is **OPPOSED** by the Board of Directors:

SAKS INC.
VENDOR STANDARDS RESOLUTION

WHEREAS: Consumers and shareholders continue to be seriously concerned about whether abusive working conditions and absence of a living wage exist in facilities where the products they buy are produced or assembled.

Three-quarters of the US consumers surveyed would avoid shopping at a retailer that they knew sold garments made in sweatshops. An overwhelming 86% of those surveyed would pay a 5% mark-up to ensure decent working conditions. ("The Consumer and Sweatshops," Marymount University Survey, November 1999)

Students have persuaded their universities to adopt codes requiring that clothing sold in university stores is made under humane conditions. (*Business Week*, 5/3/99)

Nearly half the global workforce involved in producing textiles, garments and shoes are women and wage inequalities are their universal lot. (International Labor Organization 10/16/00)

Our company purchased goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "*China Country Report on Human Rights Practices - 1999*")

Reports that suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash. Our company should demonstrate enforcement of its standards by developing independent monitoring programs with local, respected and independent religious, human rights and labor groups. To be credible, the process of monitoring and verification must be transparent, with the contents of compliance reports made public.

To improve the quality of life of workers who make its products, our company should implement ongoing wage adjustments, ensuring that workers have a sustainable living wage.

And rather than terminating contracts SAKS INC. should establish incentives to encourage its suppliers and vendors to raise labor standards.

RESOLVED: Request the Board of Directors to:

1. Amend the SAKS INC. Buying Policy and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards.
2. Establish an independent monitoring process that assesses adherence to these conventions and,
3. Report annually on adherence to the amended Policy through an independent and transparent process, the first such report to be completed by January 2004.

SUPPORTING STATEMENT

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135).
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).
5. There shall be no use of child labor. (ILO Convention 138 and 182).

EXHIBIT C

See attached.

2000

Proposal by a Shareholder Concerning Vendor Standards
(Item No. 3)

The following proposal was submitted by a shareholder. If the shareholder proponent, or a qualified representative, is present and submits the proposal for a vote, then the proposal will be voted upon at the Annual Meeting of Shareholders. In accordance with federal securities regulations, we include the proposal plus any supporting statement exactly as submitted by the proponent. To make sure readers can easily distinguish between material provided by the proponent and material provided by the Company, we have put a box around material provided by the proponent.

Aaron Merle Epstein, 13455 Ventura Boulevard, #209, Sherman Oaks, California 91423-6122, owner of 125 shares of the Company's Common Stock, submitted the following proposal, which is opposed by the Board of Directors:

Whereas: Consumers and shareholders continue to be seriously concerned about whether low wages and abusive working conditions exist in facilities where the products they buy are produced or assembled.

U.S. based companies are importing more goods from countries where working conditions fall far below basic standards of fair and humane treatment. Our company purchases goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices–1998")

A growing number of students have called on their universities to adopt codes of conduct to make sure clothing sold in university stores is made under humane conditions. Students have pressed for a living wage, upholding the rights of women in the workplace, public disclosure of conditions in factories and transparency in reporting, and verification of compliance by organizations that are independent of companies. ("Sweatshop Reform," *Business Week*, 5/3/99)

Our company should take effective action to ensure it does not and will not do business with suppliers who manufacture items for sale using forced labor, convict labor, or illegal child labor, or who fail to satisfy all applicable standards and laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights.

We believe our company needs to support the rights of workers to organize and bargain collectively any place they operate. Our company should demonstrate enforcement of its code by developing independent monitoring programs with local, respected religious, human rights and labor rights groups to ensure compliance with its vendor standards and assure consumers that products are not made under abusive labor conditions. Reports that overseas suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash.

In an effort to improve the quality of life of workers who make its products, our company should implement ongoing wage adjustments, ensuring that workers have adequate purchasing power and a sustainable living wage. Wage adjustments would add little to overall production costs while contributing to productivity. In addition, our company, rather than terminating contracts, needs to establish incentives to encourage its suppliers and vendors to raise labor standards.

Resolved: Shareholders request the Board of Directors to prepare a report at reasonable expense on its Vendor Standards and compliance mechanisms for its vendors, subcontractors and buying agents in the countries where it sources. A summary of the results should be reported to shareholders by October, 2000.

Supporting Statement

To be effective, enforcement of company codes must be carefully monitored. The Gap, Inc. has participated in an independent monitoring process in El Salvador with respected religious and human rights and labor institutions for the past four years. Other companies have begun to develop independent monitoring programs in conjunction with local non-governmental organizations. Through the use of independent monitoring, consumers and investors can have greater confidence that the company's code of vendor conduct is enforced, protecting the company from negative publicity associated with the discovery of sweatshop practices.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Saks Incorporated
Incoming letter dated February 3, 2004

The proposal requests that the board amend the company's supplier code and purchase contracts to reflect implementation of a code of conduct based on ILO human rights standards, establish an independent monitoring process to adhere to those standards, and report annually on adherence to that code.

There appears to be some basis for your view that Saks may exclude the proposal under rule 14a-8(i)(12)(ii). Accordingly, we will not recommend enforcement action to the Commission if Saks omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,

Grace K. Lee
Special Counsel